                      NationsBank Business Credit
                      P.O. Box 3406
                      Atlanta, GA 30302-3406

NATIONSBANK
         February 14, 1997

         CONFIDENTIAL
         ------------


         Thomas H. Lee Company
         75 State Street
         Suite 2600
         Boston, Massachusetts 02109

         Attention: Scott A. Schoen

                                            Re. Revolver Commitment Letter

         Dear Mr. Schoen:

         You have advised NationsBank, N.A. (South) (NATIONSBANK or the AGENT) that Thomas H. Lee Company (THL) has formed THL Transaction I Corp., a Delaware corporation (THLT), for the purpose of supporting a recapitalization of Syratech Corporation (Syratech), pursuant to a merger agreement (the MERGER AGREEMENT) providing for the merger of Syratech with THLT, with Syratech being the surviving entity (such surviving entity together with its domestic subsidiaries, collectively, the BORROWER, and such transaction, the MERGER).

         We understand that up to $130 million of secured, working capital financing (the Financing) is being sought, the proceeds of which will be used to pay a portion of the Merger consideration and expenses and to meet the continuing working capital needs of the Borrower, including permitted acquisitions and capital expenditures. The balance of the funds required to consummate the Merger and related transactions are to be provided, to the extent of $155 million, by the Borrower's issuance in a registered public offering or in a private placement of senior, unsecured long-term notes (or by consummation of the Bridge Financing as provided in the commitment letter of even date herewith of NationsBridge L.L.C., The Chase Manhattan Bank and Chase Securities Inc.) and, to the extent of $122.5 million, by capital contributions by the Borrower's shareholders, including up to $18 million of Series A Preferred stock. The sources and uses of funds to consummate the Merger (and related transactions) are set forth on ANNEX I to the Summary of Indicative Terms and Conditions attached hereto as EXHIBIT A (said Exhibit A, together with its Annexes, the TERM SHEET).

         In connection with the foregoing and based on our discussions and on the financial statements, projections and other information furnished to us by you, NationsBank is pleased to advise you of its commitment to provide up to $130 million of the Financing, upon and subject to the terms and conditions set forth or referred to in this commitment letter and in the Term Sheet.

                [USA LOGO]
               Official Sponsor
                   1994/1996                          Member FDIC


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February 14, 1997
Page 2

NationsBank intends further to syndicate the Financing. NationsBanc Capital Markets, Inc. (NCMI) will act as syndication agent (the SYNDICATION AGENT and together with the Agent, the AGENTS). The Syndication Agent will determine a syndication strategy and the final structure of the syndication (including the terms and conditions of the syndication) in the exercise of its reasonable discretion.

You agree to use all reasonable efforts to assist the Syndication Agent in forming a syndicate for the Financing and ensure a syndication satisfactory to us. This assistance will be accomplished by a variety of means, including, but not limited to, direct contact prior to completion of the syndication between senior management of THL, THLT, Syratech and prospective lenders, PROVIDED that you do not and will not be deemed to have agreed to increase any fee or other amount payable to the lenders (or the Agents) in order to promote the syndication. It is understood and agreed that the Agents shall be entitled, with your consent (not to be unreasonably withheld or delayed), to change the structure or terms of the Financing as they may reasonably request in order to facilitate the successful syndication of the Financing. You also agree to provide the Syndication Agent, promptly upon request and in form and substance satisfactory to us, information deemed necessary by us to successfully complete the syndication, including, but not limited to, (i) an information memorandum for delivery to prospective syndicate members and participants, (ii) information and projections prepared by you relating to the Merger and (iii) updated or additional projections and other financial and business information reasonably requested by the Agents. You further agree to refrain from soliciting or engaging in any additional financings for the Merger (other than in connection with the placement of senior notes and the Bridge Financing referred to above in an original principal amount of up to $155 million) for a period beginning on the date you sign this letter and ending on the date initial advances are made under the Financing. Finally, you agree to make appropriate officers and/or representatives of THL, THLT and Syratech available to participate in information meetings for prospective syndicate members and participants at such times and places as the Syndication Agent may reasonably request.

Various terms essential to the Financing in addition to those set forth in the Term Sheet, including other definitive business covenants, remain to be agreed upon, and we specifically reserve the right to propose additional terms. Moreover, the Term Sheet does not purport to include all of the conditions, covenants, representations, warranties, defaults, definitions and other terms that will be contained in the definitive documents in respect of the Financing, the Merger or the other related transactions, all of which must be satisfactory in form and substance to the Agent and its counsel and to you and your counsel before the lenders will be obligated to make the initial advances under the Financing.

The Financing is further conditioned upon no material adverse change occurring
(a) in the business, assets, condition (financial or other), or income of THLT or Syratech and its subsidiaries taken as a whole since the date of the latest audited financial statements prepared

February 14, 1997
Page 3

for Syratech and its subsidiaries furnished to and accepted by the Agent, nor
(b) in Syratech's ability, on a consolidated basis, to operate in accordance with the financial projections furnished to us or to comply with the proposed financial covenants. Our willingness to enter into the Financing is also conditioned on our review of the results of the completed field examination of pre-Merger Syratech and its domestic subsidiaries, the existence of no material misstatements in or omissions from the materials which have previously been or are hereafter furnished to us by or on behalf of THLT, THL, Syratech, any Syratech subsidiary or the Borrower for our review and on there not having occurred since the date hereof, in our reasonable determination, a material adverse change in the market for syndicated bank credit facilities or a material disruption of, or a material adverse change in, banking or capital market conditions, which change or disruption is continuing.

If in the course of documenting the Financing and our continuing analysis of financial and other information relating to THL, THLT, Syratech, its subsidiaries or the Borrower, we discover that any of the foregoing conditions will in our judgment not be met, we reserve the right to terminate any obligation which we might otherwise have with respect to the Financing. In addition, the Financing is subject to the condition that no material adverse change in governmental regulation or policy affecting us or you occurs prior to closing and no litigation or other action is pending or threatened seeking an injunction, damages or relief relating to the Financing or the Merger or the related transactions contemplated in connection with the Merger.

Whether or not the transactions contemplated hereby are consummated, by your acceptance hereof, you agree to bear any and all reasonable expenses of the Agents incurred in connection with structuring this commitment, arranging for or conducting due diligence activities, including meeting with your representatives and representatives of Syratech Corporation, examining books, records and assets of Syratech Corporation, obtaining independent appraisals of Syratech Corporation assets and related matters, including, without being limited to, reasonable out-of-pocket expenses of the Agents, including all fees and disbursements of their counsel relating to the preparation of this letter and of the definitive loan documentation and to the transactions contemplated hereby and thereby, including the syndication of the Financing. In the event that NationsBank, NCMI or any of their respective affiliates becomes involved in any capacity in any action, proceeding or investigation in connection with any matter contemplated by this letter (including specifically, without being limited to, the Merger), THL agrees to reimburse each of NationsBank, NCMI and such affiliate(s) for legal and other expenses (including the cost of any investigation and preparation) as they are incurred by each such entity. THL also agrees to indemnify and hold harmless NationsBank, NCMI, each Lender, and each of their affiliates and their respective control persons, directors, officers, employees and agents (the INDEMNIFIED PARTIES) from and against any and all losses, claims, damages and liabilities, joint or several, related to or arising out of any matters contemplated by this letter (including specifically, without


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February 14, 1997
Page 4

being limited to, the Merger) unless and only to the extent that it shall be finally judicially determined that such losses, claims, damages and liabilities resulted primarily from the gross negligence or willful misconduct of NationsBank or NCMI. Upon consummation of the Merger, the funding of the initial loans under the Financing, and the absolute and unconditional written assumption by the Borrower of THL's obligations hereunder, THL shall be released from all further Obligations under this commitment letter in respect of the payment of fees, reimbursement of expenses and indemnification.

This letter is not assignable by you and shall be of no further effect if we have not received the enclosed copy hereof executed by you on or prior to 5:00 p.m. (Eastern Time) on February 18, 1997. In addition, if for whatever reason we have been unable to agree to definitive credit terms and conditions and to enter into a definitive agreement prior to April 30, 1997, then, except for your obligations described in the immediately preceding paragraph, neither of us shall have any further obligation with respect to the Financing. The provisions of this letter are supplemented as set forth in a separate fee letter dated January 31, 1997 from us to you (the FEE LETTER) and are subject to the terms of the Fee Letter.

This letter (together with its Exhibit and Annex(es)) and the Fee Letter constitute the entire understanding of the parties with respect to the subject matter hereof and supersede all prior and current understandings and agreements, whether written or oral, and any modifications or amendments to this letter or to the Fee Letter must be agreed to in writing by all the parties hereto. This letter and the Fee Letter may be executed in any number of counterparts, which together shall constitute one instrument, and shall be governed by and construed in accordance with the laws (other than the conflicts of laws rules) of the State of Georgia.

In connection with the transactions contemplated hereby, THL agrees that the Agents are permitted to access, use or share with any of their bank or non-bank affiliates, agents or representatives, any information concerning THL, THLT, Syratech, its subsidiaries or the Borrower, and their respective affiliates that is or may come into the possession of Agents. The Agents and their respective affiliates will treat confidential information relating to THL, THLT, Syratech, its subsidiaries and the Borrower and their respective affiliates with the same degree of care they accord their own confidential information of similar type.

This letter is delivered to you on the understanding that neither this letter, the Fee Letter nor any of their terms or substance shall be disclosed, directly or indirectly, to any other person, except to your employees, agents and advisors who are directly involved in the consideration of this matter or as may be compelled to be disclosed in a judicial proceeding or as otherwise required by law, provided, however, it is understood and agreed that, after acceptance and execution of this letter, you may disclose the terms of this letter in connection with the Merger.


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February 14, 1997
Page 5

If you are in agreement with the foregoing, please sign and return to NationsBank the enclosed duplicate of this letter, not later than 5:00 p.m. (Eastern Time) on February 18, 1997. This letter shall terminate at such time unless prior thereto we have received signed copies of such letters.

We look forward to working with you on the Financing.

Very truly yours,

NATIONSBANK, N.A. (SOUTH)

By /s/ John C. Glazebrook
   -----------------------
     John C. Glazebrook
     Senior Vice President

NATIONSBANC CAPITAL MARKETS, INC.

By /s/
   -----------------------
     Name:
     Title:



Accepted and agreed this 14th day of February 1997.

THOMAS H. LEE COMPANY

By /s/ Scott A. Schoer
   -----------------------
      Name:
      Title:


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                                                                    Confidential

                                    EXHIBIT A

                              Syratech Corporation
               $130,000,000 Secured Revolving and Credit Facility
                   Summary of Indicative Terms and Conditions

The commitment of NationsBank to fund the Revolver will be subject to the negotiation, execution and delivery of definitive documentation including a definitive credit and security agreement and other loan documents that will contain terms and conditions as set forth herein and such other conditions precedent, representations and warranties, covenants, events of default and other provisions as are customary for financings of this type.
================================================================================

BORROWER:           Syratech Corporation, the survivor of the merger of
                    THLT and pre-merger Syratech Corporation (the
                    MERGER), and all of its domestic subsidiaries
                    (collectively, Syratech or Borrower).

FACILITY:           A $130,000,000 senior secured revolving credit facility
                    ("REVOLVER"), subject to the Borrowing Base (defined below).

AGENT: NationsBanc Capital Markets Inc. will act as syndication agent (the Syndication Agent), and NationsBank, N.A. (South) (NATIONSBANK) will act as administrative and collateral agent (the ADMINISTRATIVE AGENT) for a syndicate of financial institutions (the LENDERS), identified by the Syndication Agent and satisfactory to NationsBank, Syratech and Thomas H.
                    Lee Company (THL) in their reasonable judgment.

MATURITY:           Five (5) years from execution and delivery of the credit
                    agreement (CLOSING).

PURPOSE: The proceeds of loans under the Revolver will be available, to the extent indicated in Annex I hereto, to finance the Merger, to refinance outstanding indebtedness of pre-Merger Syratech, and to pay fees and expenses incurred in connection with the Merger, and for the on-going working capital needs of Borrower.


                                    Page 1



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                                                                    Confidential

INTEREST RATES:     Borrower will have the following initial pricing options:

                    Revolver:       Prime Rate plus 0.50%.
                                    LIBOR plus 2.25%.

                    Prime Rate on any day means the Prime Rate in effect on that day, as announced by the Administrative Agent.

                    LIBOR for an interest period means the rate per annum (rounded upwards, if necessary to the nearest 1/100 of 1%) appearing on Telerate Page 3750 (or any successor page) as the London interbank offered rate for deposits in Dollars at approximately 11:00 a.m. (London time) two Business Days prior to the first day of such Interest Period for a term comparable to such Interest Period. If for any reason such rate is not available, the term "Eurodollar Rate" shall mean, for any Eurodollar Rate Loan for any interest Period therefor, the rate per annum (rounded upwards, if necessary, to the nearest 1/100 of 1%) appearing on the Reuters
                    Screen LIBO Page as the London interbank offered rate for deposits in Dollars at approximately 11:00 a.m. (London time) two Business Days prior to the first day of such Interest Period for a term comparable to such Interest Period; PROVIDED, HOWEVER, that if more than one rate is specified on the Reuters Screen LIBO Page, the applicable rate shall be the arithmetic mean of all such rates.

                    Interest on Prime Rate and LIBOR loans will be payable monthly and at the end of each interest period on LIBOR loans. Interest periods of 1, 2, 3 and 6 months will be available at Borrower's option. Interest on all loans will also be payable upon conversion to another pricing option, prepayment and maturity.

                    If any event of default has occurred and continues, the Required Lenders may elect to charge interest on all outstanding principal at the otherwise applicable interest rate plus two percent (2.0%).

                    All interest and fees will be computed on the basis of actual days elapsed in a 360-day year.

CASH DOMINION:      All proceeds of collateral for the Revolver will be

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                                                                    Confidential

                    deposited to lockboxes or other accounts maintained with the Administrative Agent.

COLLECTION DAY:     All receipts will be applied immediately to reduce the
                    Revolver balance, subject to a charge equal to one business day's interest on all receipts other than immediately available funds.

COMMITMENT FEE:     One half of one percent (0.50%) per annum on the unused
                    portion of the Revolver, payable monthly in arrears and accruing from Closing.

PERFORMANCEPRICING: Beginning five (5) days after receipt of Borrower's audited financial statements for the period ending December 31, 1997, interest margins on the Revolver shall be subject to quarterly adjustment (provided no event of default has occurred and is continuing), based upon Borrower achieving performance targets as follows:

                    Total Debt/             LIBOR                   Prime Rate
                    EBITDA                  Margin (bps)            Margin (bps)
                    ------                  ------------            ------------

                    [greater than or
                    equal to] 3.75          L + 225                 P + 50

                    [greater than or
                    equal to] 3.25<3.75     L + 200                 P + 25

                    [greater than or
                    equal to] 2.75<3.25     L + 175                 P

                    <2.75                   L + 150                 P - 25

                    EBITDA means income from operations after deducting all expenses other than interest, taxes, depreciation and amortization, and after eliminating all extraordinary items, calculated on a rolling four-quarter basis. Total Debt would be an average daily debt number over the relevant four-quarter period.

COST AND YIELD
PROTECTION:         The usual for transactions and facilities of this type,
                    including, without being limited to, in respect of prepayments, changes in capital adequacy and capital requirements or their interpretation, illegality, unavailability, and reserves, without proration or offset.

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                                                                    Confidential

LETTERS OF CREDIT:  Letters of credit may be issued under the letter of credit subfacility, which is $30 million, with expiration dates not later than one year from issuance. On each standby letter of credit, a letter of credit fee equal to the applicable spread over LIBOR on the Revolver for the account of the Lenders and a fronting fee of one-eighth of one percent (0.125 %) for the account of the issuing bank, each calculated per annum on the undrawn amount of each outstanding standby letter of credit, will be payable by Borrower. These fees will be payable upon issuance. Charges for documentary letters of credit will be the issuer's customary charges in effect from time to time, payable by Borrower for the account of the issuing bank. Amendment, transfer, negotiation and other fees will also be payable by Borrower for the account of the issuer as determined in accordance with the issuing bank's then current policy.

SECURITY:           The facility (and any interest rate swap, foreign exchange or similar agreements with any Lender) will be secured by a first priority, perfected security interest in all of Borrower's existing and hereafter acquired accounts receivable, inventory, chattel paper, documents, instruments, deposit accounts, a pledge by Syratech
                    Corporation of 65% of the outstanding capital stock of any non-U.S. subsidiary of Borrower and of 100% of the outstanding capital stock of each U.S. subsidiary, and proceeds of the foregoing, and the Administrative Agent and the Lenders will be granted a non-exclusive right to use any general intangibles of Borrower in connection with the exercise of any rights or remedies under the definitive loan documentation. The balance of Borrower's assets will be subject to a negative pledge.

BORROWING BASE:     The total amount of loan outstandings and issued letters of credit under the Revolver at any time may not exceed the Borrowing Base. The Borrowing Base will be defined as the sum of (a) 80% of eligible accounts receivable and (b) the lesser of $65,000,000 and 60% of eligible inventory. The inventory advance rate will increase to 70% and the inventory sublimit will increase to $75,000,000, in each case for the period June 1 through September 30 of each year. Eligible accounts receivable and eligible inventory will be

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                                                                    Confidential

                     defined in the definitive loan documents.

NOTICE OF BORROWING: Borrower will give Administrative Agent advance notice of its intent to borrow as follows:

                     Prime Rate borrowing        -              Same day
                     LIBOR borrowing             -              2 business days

MINIMUM BORROWING:   Each LIBOR loan will be at least $1,000,000 and a
                     multiple of $250,000.

EARLY TERMINATION
FEE: An early termination charge of two percent (2.0%) will apply to any prepayment in full and termination of the Revolver during the first year of the Revolver, provided, that the early termination charge will not apply if prepayment is made from the proceeds of Borrower's issuance of common stock or the sale of Borrower.

CONDITIONS PRECEDENT
TO FUNDING:          Usual and customary for transactions of this nature,
                     including but not limited to the following:

                     Lenders shall have received audited financial statements of pre-Merger Syratech for the fiscal years ending in 1991 through 1996, in form and substance satisfactory to them and, as to fiscal year 1996, reflecting at least achievement of all material aspects of pre-Merger Syratech's business plan for such fiscal year.

                     The Lenders shall have received a pro forma opening balance sheet of Borrower, giving effect to the Merger, consistent with the sources and uses shown in Annex I.

                     The Lenders shall have received projections of Borrower for the five years following Closing, including for each year income statements, balance sheets, and cash flow statements, together with assumptions, in form and substance satisfactory to Lenders.

                     The Lenders shall have received, in form and substance satisfactory to them, such additional or updated financial information, including, without being limited to, a reconciliation of actual financial performance to

                                                                    Confidential

                    budget or plan, as any Lender, through the Administrative Agent, may reasonably request.

                    The Lenders shall have received a written appraisal report with respect to Borrower's inventory, prepared by a qualified, independent appraiser acceptable to pre-Merger Syratech and the Administrative Agent, and in form and substance satisfactory to the Administrative Agent.

                    The Lenders' shall have received reports of environmental consultants with respect to real properties owned or operated by pre-Merger Syratech, in form and substance satisfactory to them.

                    An independent firm acceptable to the Administrative Agent shall have certified to it and to the Lenders, the financial condition and solvency of Borrower (including its subsidiaries), after giving effect to the Merger and the incurrence of all debt related thereto.

                    Borrower shall have received gross proceeds from the issuance of (a) senior unsecured notes in an amount not less than $155,000,000, maturing not earlier than ten (10) years after Closing, payable in a single installment at maturity, and otherwise on terms satisfactory to the Lenders (the SENIOR NOTES) OR (b) the Bridge Loans (or Bridge Notes) in an original principal amount of $155,000,000, as described in the bridge commitment letter dated February 14, 1997 issued by NationsBridge L.L.C., The Chase Manhattan Bank and Chase Securities Inc. to THL.

                    The Lenders shall have received evidence that THL and affiliates of THL and certain affiliates of lenders participating in the Bridge Financing have contributed $102,000,000 in cash to Borrower, including up to $18,000,000 of Series A Preferred stock (the rights, designations and preferences of which are satisfactory to the Lenders), less the value of any shares retained by stockholders of Syratech other than Leonard Florence (the value of such shares at $32/share, not to exceed approximately $27,500,000) and that Mr. Florence, along with shares issued as compensation issued to senior management, has retained shares of Syratech having a value (at $30/share and $32/share,

                                                                    Confidential

                    respectively) equal to approximately $21,500,000 and that the equity investments are otherwise in form satisfactory to the Lenders.

                    The Merger shall be consummated simultaneously with the Closing, in accordance with the terms and conditions of the Restated Agreement and Plan of Merger dated as of November 27, 1996, effective as of October 23, 1996, as amended by Amendment dated February , 1997, and otherwise in accordance with Annex I and on terms satisfactory to the Lenders.

                    The negotiation, execution, and delivery of a credit and security agreement and other loan documents satisfactory in form and substance to the Administrative Agent and the Lenders.

FURTHER CONDITIONS
TO BORROWINGS:      After the definitive loan documents are signed, the
                    obligations of the Lenders to make the first loan will be subject to receipt of customary documents satisfactory to the Administrative Agent and Lenders, including, without being limited to, (a) satisfactory opinions of counsel (that cover, among other things, authority, legality, validity, binding effect and enforceability of remedies) and such corporate resolutions, certificates and other documents as the Administrative Agent shall reasonably require, (b) evidence satisfactory to the Administrative Agent that all governmental, shareholder and third-party approvals and consents (including Hart-Scott-Rodino clearance and approval of the Merger by the shareholders of pre-Merger Syratech) and approvals necessary or, in the opinion of the Administrative Agent, desirable in connection with the Merger and the related financings and other transactions contemplated hereby and expiration of all applicable waiting periods without any adverse action being taken by any authority, (c) the absence of any action, suit, investigation or proceeding pending or threatened in any court or before any arbitrator or governmental authority that affects or may affect the ability of pre-Merger
                    Syratech or any of its subsidiaries to consummate the Merger or any other transaction contemplated hereby or that could have a materially adverse effect on Borrower (taken as a whole), and (d) evidence satisfactory to the Administrative
                    Agent that

                                                                    Confidential

                     the Administrative Agent holds a perfected, first priority security interest in the collateral for the Revolver, subject to no other liens except permitted liens. The obligations of the Lenders to make each loan, including the initial loans, will also be subject to all representations and warranties remaining true and correct in all material respects, no material adverse change relating to Borrower (taken as a whole) having occurred since the date of the latest audited financial statements delivered to Lenders before Closing, and no default or event of default existing or resulting from the loan.

REPRESENTATIONS
AND WARRANTIES:      As customary, including, the following applicable to
                     Borrower: proper corporate status and authority; loan documents valid, binding and enforceable against Borrower;
                     loan documents do not violate laws or existing agreements or require governmental, regulatory or other approvals that have not been obtained or do not remain in effect; payment of taxes; no litigation that may have a material adverse effect on Borrower (taken as a whole); compliance in all material respects with ERISA, environmental and other laws and regulation; no adverse agreements, existing defaults or non-permitted liens; financial statements true and correct.

PRINCIPAL COVENANTS: The principal general covenants expected to be included in the definitive loan documents will be those customary for transactions of this nature. Certain restrictions will apply to changes in the nature of Borrower's business; sale of all or a substantial part of its assets; mergers, acquisitions, re-organizations, and re-capitalizations; liens; corporate guaranties; debt; dividends and other distributions; investments; and capital expenditures. The above is not intended to be all-inclusive.

                     The principal financial covenants expected to be included in the definitive loan documents will include, but are not limited to, a maximum Total Funded Debt to EBITDA; an Interest Coverage Ratio; and a positive Net Worth. The financial terms and calculations will be in accordance with generally accepted accounting principles. All covenants will apply to Borrower on a

                                                                    Confidential

                    consolidated basis.

                    The financial and collateral reporting requirements set forth in the definitive loan documents will include, but not be limited to, annual consolidating and audited consolidated financial statements of Borrower (including subsidiaries); monthly unaudited consolidating and consolidated financial statements of Borrower (including subsidiaries); income statements, balance sheets, and cash flow projections prepared annually for the upcoming fiscal period; monthly accounts receivable agings and inventory summaries of Borrower (including subsidiaries); and a Borrowing Base Certificate to be prepared on a weekly basis.

                    A minimum availability of $45 million will be required for the months of February and March.

EVENTS OF DEFAULT:  Consistent with transactions of this nature, including, without being limited to, non-payment, any representation or warranty of Borrower incorrect in any material respect when made, financial and other covenant defaults, cross-default to other material agreements and other debt for borrowed money, bankruptcy/insolvency, failure of security interest in collateral, judgment/attachment, ERISA, Syratech Corporation's ceasing to own 100% of the capital stock of each subsidiary included in Borrower, and upon a "change of control," to be defined as in the Senior Notes and to include, among other things, (1) prior to a primary offering by Syratech of equity securities that produces at least $35 million in net proceeds, THL ceasing to have voting control and control of the Board of Directors of Syratech or having sold more than 50% of the shares of capital stock of Syratech owned by THL immediately after giving effect to the Merger and related transactions or (2) at any time, disposition of substantially all of Borrower's assets, acquisition by any person or group of more than 35% of Borrower's voting stock, and certain changes in the composition of Borrower's board of directors.

ASSIGNMENTS AND
PARTICIPATIONS:     Any Lender may, with the consent of the Administrative Agent
                    (which shall not be unreasonably withheld), grant assignments or participations in all or

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                    any portion of its loans or commitments under the Revolver
                    (but with no limitations as to minimum amounts held by Lenders). Assignments will be in minimum amounts of $5,000,000 (or an assigning Lender's entire remaining commitment, if less). Eligible assignees will be defined in the definitive documents; criteria of eligibility will be relaxed during the pendency of payment and other material defaults.

FEES, EXPENSES AND
INDEMNIFICATION:    Whether or not the transactions contemplated hereby are
                    consummated, by acceptance of our commitment, THL agrees to bear any and all expenses of the Syndication Agent and the Administrative Agent incurred in connection with structuring the Revolver, arranging for or conducting due diligence activities, including meeting with representatives of THL and Syratech Corporation, examining books, records and assets of Syratech Corporation, obtaining independent appraisals of Syratech Corporation assets, and related matters, including, without being limited to, reasonable out-of-pocket expenses of the Agents, including all fees and disbursements of their counsel relating to the preparation of this term sheet, the related commitment letter and of the definitive loan documentation and to the transactions contemplated hereby and thereby, including the syndication of the Revolver. Upon consummation of the Merger, the funding of the initial loans under the Revolver and the absolute, unconditional written assumption by the Borrower of THL's obligations in respect of this Term Sheet, THL shall be released from all further obligations in respect of the Revolver in respect of the payment of fees, reimbursement of expenses and indemnification hereunder.

                    The Borrower will indemnify and hold harmless NationsBank, each Lender, and each of their affiliates and their respective control persons, directors, officers, employees and agents (the INDEMNIFIED PARTIES) from and against any and all losses, claims, damages and liabilities, joint or several, related to or arising out of any matters contemplated by the loan documentation (including specifically, without being limited to, the Merger) unless and only to the extent that it shall be finally judicially determined that such losses, claims,

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                    damages and liabilities resulted primarily from the gross
                    negligence or willful misconduct of NationsBank.

REQUIRED LENDERS:   Lenders holding more than 50% of outstanding loans or, if
                    no loans are outstanding, holding more than 50% of commitments.

DOCUMENTATION:      Will be prepared by counsel for the Administrative Agent.

GOVERNING LAW:      State of Georgia.

This summary of Terms and Conditions is not intended to be, and should not be construed as, an attempt to establish all of the terms and conditions relating to the Facility. It is intended only to be indicative of certain terms and conditions around which the loan documents will be structured, and not to preclude negotiations within the general scope of these terms and conditions. The loan documents containing final terms and conditions will be subject to approval by Borrower, NationsBank, all Lenders, and THL.

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